SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HLTH Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

40422Y101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40422Y101

(1)	Name of Reporting Person: Kensico Capital Management Corp.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 12,054,389
(6) Shared Voting Power 0
(7) Sole Dispositive Power 12,054,389
(8) Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,054,389
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented by Amount in Row (9): 6.6%
12.	Type of Reporting Person: CO

CUSIP No. 40422Y101

(1)	Name of Reporting Person: Michael Lowenstein
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 12,054,389
(6) Shared Voting Power 0
(7) Sole Dispositive Power 12,054,389
(8) Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,054,389
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented by Amount in Row (9): 6.6%
12.	Type of Reporting Person: IN; HC

CUSIP No. 40422Y101

(1)	Name of Reporting Person: Thomas J. Coleman
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 12,054,389
(6) Shared Voting Power 0
(7) Sole Dispositive Power 12,054,389
(8) Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,054,389
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented by Amount in Row (9): 6.6%
12.	Type of Reporting Person: IN; HC

Item 1	(a).	Name of Issuer:

HLTH Corporation (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

Item 2	(a).	Name of Persons Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Kensico Capital Management Corp. (“Kensico Capital Management”);

(ii) Michael Lowenstein (“Mr. Lowenstein”); and

(iii) Thomas J. Coleman (“Mr. Coleman”).

This statement relates to shares of Common Stock of the Company held for the accounts of Kensico Partners, L.P., a Delaware limited partnership (“Kensico Partners”), Kensico Associates, L.P., a Delaware limited partnership (“Kensico Associates”), Kensico Drawdown Fund LP, a Delaware limited partnership (“Kensico Drawdown”), and Kensico Offshore Fund, Ltd., an exempted company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore” and, together with Kensico Partners, Kensico Associates, and Kensico Drawdown, the “Funds”). Kensico Capital Management serves as investment manager to the Funds and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of the Funds. Kensico Capital LLC, a Delaware limited liability company (“Kensico Capital”), serves as General Partner of Kensico Associates and Kensico Partners. Kensico Drawdown, LLC, a Delaware limited liability company, serves as general partner of Kensico Drawdown. Mr. Lowenstein and Mr. Coleman serve as Co-Presidents of Kensico Capital Management and are Managing Members of Kensico Capital and Kensico Drawdown, LLC.

Item 2	(b).	Address of Principal Business Office:

For each Reporting Person:

Michael Lowenstein
Kensico Capital Management Corp.
55 Railroad Avenue, 2nd Floor
Greenwich, Connecticut 06830

Item 2	(c).	Citizenship:

See row 4 of each Reporting Persons’ cover page.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

40422Y101

Item 3.	Not applicable.

Item 4.	Ownership.

For each Reporting Person:

	(a)	Amount beneficially owned:

As of December 31, 2007, each of Kensico Capital Management, Mr. Lowenstein and Mr. Coleman may be deemed to be the beneficial owner of the 12,054,389 shares of Common Stock held for the accounts of the Funds. Kensico Partners owns beneficially 2,618,274 shares of Common Stock, Kensico Associates owns beneficially 3,549,865 shares of Common Stock, Kensico Drawdown owns beneficially 1,199,800 shares of Common Stock, and Kensico Offshore owns beneficially 4,686,450 shares of Common Stock.

	(b)	Percent of class:

6.6% of the total outstanding shares of Common Stock, from which Kensico Partners, Kensico Associates, Kensico Drawdown, and Kensico Offshore own 1.43%, 1.94%, 0.66%, and 2.57%, respectively. This percentage is based upon 182,645,192 shares of Common Stock issued and outstanding as of November 6, 2007 (as reported in the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

	(c)	Number of shares to which each Reporting Person has:

		(i)	Sole power to vote or direct the vote:

12,054,389

		(ii)	Shared power to vote or direct the vote:

-0-

		(iii)	Sole power to dispose or to direct the disposition of:

12,054,389

		(iv)	Shared power to dispose of or direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

(i) The partners of Kensico Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Partners in accordance with their partnership interests in Kensico Partners.

(ii) The partners of Kensico Associates have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Associates in accordance with their partnership interests in Kensico Associates.

(iii) The partners of Kensico Drawdown have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Drawdown in accordance with their partnership interests in Kensico Drawdown.

(iv) The shareholders of Kensico Offshore have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Offshore in accordance with their ownership interests in Kensico Offshore.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

KENSICO CAPITAL MANAGEMENT CORP.

BY:	/s/ MICHAEL LOWENSTEIN
Signature

Michael Lowenstein, Authorized Signatory
Name/Title

MICHAEL LOWENSTEIN

/s/ MICHAEL LOWENSTEIN
Signature

THOMAS J. COLEMAN

/s/ THOMAS J. COLEMAN
Signature